EXHIBIT 12.1

	Three months Ended March 31,	Years Ended December 31,
Ratio of Earnings to Fixed Charges:	2013	2012	2011	2010	2009	2008
	(dollars in thousands)

Earnings:
Income/(loss) before income taxes	$5,779	$9,342	$4,925	$1,099	$(3,376)	$(1,490)
Fixed charges	1,901	7,942	10,531	8,314	8,833	12,543
Total Earnings	$7,680	$17,284	$15,456	$9,413	$5,457	$11,053

Fixed charges:
Interest expense on deposits	$1,054	$4,874	$7,550	$5,759	$6,471	$9,043
Interest expense on borrowings	749	2,739	2,800	2,515	2,322	3,451
Estimated interest portion of rent Expense(1)	98	329	181	40	40	49
Total fixed charges	$1,901	$7,942	$10,531	$8,314	$8,833	$12,543

Ratio of earnings to fixed charges:
Excluding interest on deposits	9.07	5.63	5.18	3.68	2.31	3.16
Including interest on deposits	4.04	2.18	1.47	1.13	0.62	0.88

(1)	Estimated to be 33% of rent expense.